PLAYDAY

Soul Cycle for Kids

PLAYDAY.COM NEW YORK NEW YORK

entertainment



Have Fun
Be Awesome

I was having such a hard time finding a place for after school creative activities for my three children, I decided to create our own. Now we want to share it with the world.

Gregory Okshteyn CEO @ PLAYDAY

Why you may want to support us...

1. $675,000 in revenue from 12,000+ customers in 2 years.
2. After School Program Provider Industry is a $23 billion US market and rapidly growing.
3. As more parents return to work, demand for after-school programs will rise.
4. Doubled annual revenue in 2019 and on track to reach profitability in 2020.
5. Established trademarked brand and well-developed on-line reservation engine.
6. Help children develop social skills, improve academic performance, and establish strong relationships with positive creative role models.
7. Funding for art education continues to decrease in elementary and middle schools across the US.
8. Concept has very low start up cost and 1,000 sq ft retail space is readily available.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Gregory Okshteyn
CEO
Architect, Entrepreneur, Father of 3

Megan SMITH
DIRECTOR OF STAFFING & SCHEDULING

In the news

Children need more creative activities...

Remember art period in school? How about shop, mechanical drawing, sewing, sculpture? I do, that's where I first learned to express myself, built confidence, learned about dynamic problem solving, negotiated between goal and process, and most importantly realized that I want to have a career in a creative field and subsequently chose architecture.



I was alarmed to learn my children's elementary school all but eliminated exposure to creative activities during school and after school offerings left much to be desired. Simultaneously, while both mom and myself have full time jobs, our nanny struggled to keep up with requests for app downloads and after school screen time was at an all time high. After a little research, I realized this is a growing concern among parents nationwide. A big red flag went up and I asked myself - How can we do better?



Screen Time Dominates Kid's Play
U.S. children's average free-time hours per week, by activity type*
Screen-based play 18.6 hours
Indoor screen-free play 14.6 hours
Outside play 10.6 hours
Doing things with parent/adult (screen-free) 9.6 hours
Structured play (organized sports/activities) 5.3 hours
Homework 2.7 hours
n=1,271 parents/caregivers
* Children aged 2 to 10. According to parents.
Source: Gallup
@StatistaCharts
statista

PLAYDAY is the answer, a branded environment where on demand, 45-60 minute classes include a mix of sculpting, drawing, model building, origami, weaving, typography, chess, architectural design, yoga, meditation, and much more. A space to celebrate who you are, explore, create, activate, and make new friends. Because expressing yourself and learning new things helps us feel more confident and inspired.



Think Soul Cycle for kids (our pricing and on demand reservation model was inspired by Soul Cycle). Instead of stationary bikes, little turquoise stools are reserved and used for a variety of children's activities, camp, and super fun creative birthday parties. After School Care for children is currently a $23bn industry in the US.



AFTER SCHOOL PROGRAM PROVIDER INDUSTRY IN U.S.
Total Revenue in 2018
$23bn
Number of Businesses
224,792
Annual Growth 2013-2018
1.3%
Industry Employment
1,083,089

These are **PLAYDAY**'s Classes and Offerings.



GROWN UP & ME 1-4
NO SCHOOL 4+
AFTER SCHOOL 4+
CREATIVE BIRTHDAY PARTIES ALL AGES
CREATE & SIP 21+
PLAYDAY MASTER
GALLERY
AFTER SCHOOL PICK UP



We opened our first location in Long Island City, NY...

In December of 2017, we secured a lease for a 1,200 sf ground floor retail space in the up and coming neighborhood of Long Island City, NY at 5-37 51st Ave. With minor construction and easy furniture set-up, we were open for business in 2 weeks. During construction, many recent graduates were interviewed from accredited art programs from schools such as Vassar, Yale, RISD, SVA, and Pratt. I quickly learned that there is a large available work force of talented and professional creatives who have a strong passion for mentoring and motivating children along with a love for sharing relevant art history and most current techniques. Our instructors are celebrated and encouraged to use **PLAYDAY** as a platform to share their talents and skills all while being positive role models.

Meet one of our instructors Haejin Park!



PLAYDAY INSTRUCTOR PROFILE: HAEJIN PARK
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> *PLAYDAY staff are amazing. I was looking for something different for my 5-year old's birthday party, (Tired of the bounce houses and clown magicians!) and thought an art class would be great. The kids loved it, and they got a full art lesson on two different projects - stamping and origami. I can't wait for my little one to try an art class here too. He keeps asking, "When can we go back to PLAYDAY?"*



The community immediately embraced us and after school and weekend classes started to fill up. We trademarked **PLAYDAY** and secured www.playday.com.

> *A fantastic addition to the neighborhood. The classes and instructors are engaging and dynamic. Our 7 year old daughter loves going and always wants to stay for more than one class.*



Have Fun
Be Awesome

We enabled an on-line scheduling and booking engine where parents can easily book single classes at $36 as well as purchase 10, 20, 30 and 40 class packs. Unlike many other children's activity programs, no membership or long term commitments are required. Parents love the flexibility; our packs never expire and we offer a 25% sibling discount. Families purchase class packs and book their favorite classes well into the future. On average, a 10 pack valued at $340 will last a family one month. When school is out on snow days, holidays, parent teacher conferences, week long breaks, and of course all of summer, **PLAYDAY** is open and offers $75 half day and $150 full day camp options. When compared to the growing costs of child care, **PLAYDAY** becomes a cost effective solution.

Most Expensive States for Child Care

2012 average annual cost of full-time care in a legally-operating child care center for a(n)...

INFANT		4-YR-OLD		SCHOOL-AGE CHILD	
Massachusetts	$16,430	New York**	$12,355	New York**	$11,690
New York**	14,939	Massachusetts	12,176	Hawaii	8,904
Minnesota	13,876	Connecticut	10,692	Wisconsin	7,893
Oregon	13,452	Minnesota	10,664	Wyoming	7,800
Maryland	13,055	Oregon	10,200	Kansas	6,741
Connecticut	12,973	Rhode Island*	10,138	West Virginia*	6,635
Colorado	12,736	Colorado	9,619	Delaware	6,447
Illinois	12,697	New Hampshire*	9,484	Arizona	6,198
Hawaii	12,473	Illinois	9,261	Rhode Island*	5,971
Washington	12,108	Washington	9,240	Arkansas*	5,909

*2011 data, adjusted for inflation
**2008 data, adjusted for inflation
Note: In all states, average cost of center-based care is lower than average cost of care in a home-based setting. Data prior to 2012 have been adjusted for inflation. School-age data unavailable for Minnesota and North Dakota.
Source: "Parents and the High Cost of Child Care 2013," Child Care Aware of America

PEW RESEARCH CENTER

Our second location opened 6 months later

Our second location opened 6 months later...

In July of 2018 we opened **PLAYDAY** Gramercy Park, a 2,500 sf ground floor retail space in the heart of Midtown Manhattan at 122 East 25th Street between Lexington and Park Ave. Here too, we received a very warm welcome from our residential, commercial, and institutional neighbors in the community.



The second location taught us how to manage supplies, staff, and schedule in multiple locations. **PLAYDAY** Gramercy Park has become a flagship location helping us solidify beneficial partnerships with companies like Dylan's Candy Bar & KIDZ-CON. Attendance continues to grow for morning "Grown Up & Me" classes and after school activities. The birthday parties are booked months in advance and we fill up camp days to full capacity of 34 children


PLAYDAY
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Out of the gate success and learnings...

In two years we've seen strong growth and are expecting to double revenue from 2018 to 2019. We are learning about seasonal fluctuation as well as family's planning patterns.


MONTHLY GROSS REVENUE
$70,000.00
$60,000.00
$50,000.00
$40,000.00
$30,000.00
$20,000.00
$10,000.00
$-
OPEN 2ND LOCATION
'18
'19
PROJECTION
1-Jan 1-Feb 1-Mar 1-Apr 1-May 1-Jun 1-Jul 1-Aug 1-Sep 1-Oct 1-Nov 1-Dec 1-Jan 1-Feb 1-Mar 1-Apr 1-May 1-Jun 1-Jul 1-Aug 1-Sep 1-Oct 1-Nov 1-Dec
2018 GROSS $ 238,026.80
2019 GROSS $ 489,139.00


SALES - YEAR OVER YEAR
ONLINE BOOKINGS
ATTENDANCE BY MONTH

With increasing attendance, super positive customer reviews, and a strong repeat customer rate, we expect continued increase in revenue while becoming the leader in a growing industry. Here is a percentage breakdown of our revenue by category.


Other (0%)
MISC. (2%)
GROWN UP & ME (8%)
AFTER SCHOOL (32%)
BIRTHDAY PARTIES (28%)
NO SCHOOL PLAYDAY (30%)

Additional revenue streams like off site Creative Birthday Parties, more NO SCHOOL Camp offerings, adult Paint & Sip events, and requests from schools to operate art programs within the schools continue to present themselves.


PLAYDAY PAINTING PARTY at DYLAN'S CANDY BAR
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During the past 15 years, children's birthday parties have grown into a $38 billion industry in the United States alone according to celebration industry analysts. This growth has been sustained during periods of major swings in national and local economies.

> *I recently celebrated my daughter's 4th birthday at PLAYDAY Gramercy Park and was completely impressed at all stages ... Megan made it so easy to plan things with her, very stress-free, the space is beautiful and large and could easily accommodate 27 kids, and Megan and the staff kept the kids engaged and busy for the entire 2 hours! They seamlessly moved from big art projects to eating and then back to art, finishing with a little dance/bubble party (brilliant after 4 year olds have cake!). Really, no complaints - and in fact, quite the contrary - it was an amazing, fun, lively birthday with minimal stress for me! Something that says it all is that many of the kids who attended are still talking about it, and one girl told her mom that "there were so many activities, we were so busy" - a sign of a great party!*



> *We sent our two boys to PLAYDAY creative camp for the week, it was amazing! They absolutely loved it. They came home glowing and proud of the awesome artwork they created each and every day. This was the highlight of their summer so far and they are already begging to go next summer. I think we'll do some classes between now and then. The boys spoke highly of everyone that worked there! The 25% sibling discount is a huge plus.*

SUMMER CAMP PROVIDER INDUSTRY IN U.S.

Total Revenue in 2019	Number of Businesses	Annual Growth 2014-2019	Industry Employment
$4bn	5,905	2.6%	27,011

Now we are ready for expansion...

With management trained and in place, we are poised to open 3 more locations in 2020. We are focusing on secondary markets where rent is a fraction of exorbitant rents of Manhattan and LIC. Opening more locations and investing in paid social advertising (everything has been word of mouth and non-paid social media posts to date) is the key objective for the next wave of expansion. As more locations open, operating costs will increase much slower than overall revenue growth as economies of scale kick in with marketing, staffing, and supplies. Our reservation engine is able to accept new locations and make them live on our website seamlessly. Similar to the fitness industry, we can book in advance and accept payment prior to opening.

My 20 years of experience as an expert in retail design, branding, and construction is an added asset to **PLAYDAY**. I have been finding the right locations, negotiating leases, designing experiential environments, and opening stores all within budget and on schedule for clients like STARBUCKS and Jay-Z. With commercial retail space vacancy and availability still fairly high , now is the perfect time to expand.

Thank you for your consideration!

PLAYDAY TEAM



Investor Q&A

– COLLAPSE ALL

What does your company do?

PLAYDAY is an environment for creative activities for children of all ages. On demand, 45-60 minute creative classes include a mix of sculpting, drawing, model building, origami, weaving, typography, chess, architectural design, yoga, and much more... Inspired individual and group activity is led by highly educated experienced instructors with passion for mentoring and motivating children along with a love for sharing relevant art history and modern techniques.

Where will your company be in 5 years?

20 Locations generating over $10MM in revenue.

Why did you choose this idea?

I was having such a hard time finding a place for after school creative activities for my three children, I decided to create our own. Now we want to share it with the world.

What does PLAYDAY offer?

PLAYDAY offers 45 minute Grown Up & Me Art and Music classes for children 1-4, 60 minute After School Creative Activities for children 4-12, No School Camp; Summer Camp, Creative Birthday Parties, and Create & Sip Events for adults.

Who are the instructors at PLAYDAY?

PLAYDAY enlists highly educated experienced instructors with passion for mentoring and motivating children along with a love for sharing relevant art history and modern creative techniques.

What is the perfect size of a PLAYDAY location?

1000 - 1200 sf ground floor retail with one means of egress and an ADA compliant bathroom.